Exhibit 23.1

Day Pitney LLP hereby consents to the reference to it under the caption “Legal Opinions” in the preliminary prospectus supplement of Northeast Utilities, dated March 16, 2009, and the related final prospectus supplement regarding the offering of common shares of Northeast Utilities.

Dated as of: March 16, 2009	/s/ Day Pitney LLP Day Pitney LLP

41938563.1